NEWS RELEASE

INTEROIL CLOSES EXCHANGE OF PARTICIPATION INTERESTS
IN THE ELK/ANTELOPE FIELD AND FINALIZES ASSOCIATED
ACCOUNTING TREATMENT

December 17, 2009 -- Houston, Texas and Cairns, Australia - InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced the closing of the second stage of its acquisition of indirect participation interests first announced in September.  InterOil has completed the acquisition of indirect participation interests held by a number of investors under the Amended and Restated Indirect Participation Interest Agreement dated February 2005 (the “IPI Agreement”).  The interests acquired total 4.8364% participation in the Elk/Antelope field in Papua New Guinea and in any future discoveries made as a result of four exploration wells still to be drilled under the IPI Agreement.  In exchange for these interests, InterOil issued common shares in two tranches with an aggregate value of approximately $62.9 million.  The first tranche of a total 714,618 shares, valued at $22.0 million, was previously exchanged for 35% of the transferred interests with three investors.  The remaining 65%, valued at $40.9 million, was exchanged for 630,092 shares.  InterOil’s current direct interest in its exploration licenses is 74.1614%, assuming that all remaining indirect participation interest investors take up their working interest rights in such licenses and excluding the interests of the Independent State of Papua New Guinea able to be taken up under relevant legislation.

InterOil also announced that it is finalizing the accounting treatment for the acquisition following its previously announced consultation with the US Securities Exchange Commission as initially referenced in the Company’s financial statements for the third quarter of 2009.  Based on this consultation, the premium paid by the Company under these exchange transactions over the original investment made by the IPI investors will be recognized as an expense.  This treatment will result in an expense adjustment of approximately $34.0 million to the profit and loss account for the quarter and nine months ended September 30, 2009 in which case the company’s reported net income for the nine months ended September 30, 2009 will be a loss of approximately $14 million.  There is no impact on the company’s net cash balance. The company is continuing to work with the SEC and its auditors to finalize and issue financial statements to reflect this treatment as soon as possible.

InterOil News Release

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.  The Company is headquartered in Cairns, Australia and has offices in Houston, Texas, Port Moresby, Papua New Guinea and Singapore.  InterOil’s common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Media Contact for InterOil:
Andrea Priest/Ed Trissel
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1-212-355-4449

Forward Looking Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular statements concerning the accounting treatment of such premium the anticipated resolution of matters with the SEC and timing of filing restated financial statements for the quarter ended September 30, 2009, are based on certain assumptions made by the Company based on its current assessment of matters relating to its financial statements, discussions with the SEC, as well as other factors that the Company believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause the Company's actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include developments relating to the SEC, legal and accounting developments and guidance, interpretations of such guidance, and the risk factors described in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.  Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

InterOil News Release